July 2, 2001

Robert Roback
Launch Media, Inc.
2700 Pennsylvania Avenue
Santa Monica, California 90404

Dear Robert:

    Reference is made to the Confidentiality Agreement (the "Confidentiality Agreement") dated April 27, 2000 between Launch Media, Inc. ("Launch") and Yahoo! Inc. ("Yahoo!"). Capitalized terms not otherwise defined herein shall have the meanings given to them in the Confidentiality Agreement. By executing this letter, Launch and Yahoo hereby confirm that Information exchanged by the parties subsequent to the execution of the Agreement and Plan of Merger dated June 27, 2001 by and among Yahoo!, Jewel Acquisition Corporation and Launch is provided in the course of the evaluation of the Transaction, constitutes Provided Information and is subject to the terms and conditions of the Confidentiality Agreement.

Very truly yours,
Yahoo! Inc.
By:	/s/ David Mandelbrot
David Mandelbrot
Agreed and accepted.
Launch Media, Inc.
By:	/s/ Robert Roback
Robert Roback